UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-02287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM
TAX DEFERRED SAVINGS PLAN
2300 ORCHARD PARKWAY
SAN JOSE, CA 95131

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.
2300 ORCHARD PARKWAY
SAN JOSE, CA 95131

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN.

Date: June 29, 2007	By	/s/ William Slater
William Slater

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

   Symmetricom Tax Deferred Savings Plan:

We have audited the accompanying financial statements of Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2006 and 2005 and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetricom Tax Deferred Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Louie & Wong LLP
LOUIE & WONG LLP

San Francisco, California
June 19, 2007

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value	$31,088,164	$28,948,227
Investments, at contract value	8,325,610	8,894,864
Participant loans	496,534	419,747

Total assets held for investments purposes	39,910,308	38,262,838

Participants’ contribution receivables	94,803	82,532
Employer’s contribution receivables	239,960	217,745

NET ASSETS AVAILABLE FOR BENEFITS	$40,245,071	$38,563,115

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income -
Interest, dividends and other	$315,917	$288,093
Net appreciation in fair value of investments	3,284,233	481,943

Total investment income	3,600,150	770,036

Contributions -
Participants	3,121,473	2,921,776
Employer	701,666	567,443

Total contributions	3,823,139	3,489,219

Total additions	7,423,289	4,259,255

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	5,727,309	5,006,728
Administrative expenses	14,024	16,554

Total deductions	5,741,333	5,023,282

Net increase (decrease)	1,681,956	(764,027)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	38,563,115	39,327,142

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$40,245,071	$38,563,115

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 1.  Description of Plan

The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan, covering substantially all eligible employees of Symmetricom, Inc. (the company) who have attained the age of eighteen (18) as defined in the Plan and who are not leased employees.  The Plan was  effective April 1, 1989 and was subsequently amended and restated mainly to comply with regulatory changes.  The Plan was most recently amended and restated effective January 1, 2006.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions – Participants may elect to have the company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document, not exceeding the Internal Revenue Code limitations of $15,000 in 2006 and $14,000 in 2005.  Participants, who are at least age 50 or older by the end of the calendar year, may also make additional contributions (“catch-up contributions”) of $5,000 in 2006 and $4,000 in 2005.

The company shall make a regular matching contribution of the Plan for each contribution period, as defined, on behalf of each of its participants during the contribution period, who has met the allocation requirements for regular matching contributions.  The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, up to a maximum of 3% of the participant’s eligible compensation.  The company made a regular matching contribution of $476,953 and $357,197 during the years ended December 31, 2006 and 2005, respectively.

The company, in its discretion, may elect to make a true-up matching contribution on behalf of its participants during the contribution period in an amount which, when aggregated with the regular matching contribution with respect to the contribution period within the Plan year, will provide the maximum matching contribution.  The company made a true-up matching contribution of $46,566 and $49,803 during the years ended December 31, 2006 and 2005, respectively.

The company may also make an additional matching contribution on behalf of its participants in an amount up to 100% of such participant contributions, up to a maximum of 1% of the participant’s eligible compensation for the applicable six-month period.  Such additional matching contribution is determined in the first or second six-consecutive month period of a calendar year, and shall be made as of June 30 and December 31.  The company made an additional matching contribution of $178,147 and $160,443 during the years ended December 31, 2006 and 2005, respectively.

Participant Accounts – Each participant’s account is credited with the participant’s contribution, and allocations of regular and additional matching contributions by the company and Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their elective deferral and rollover, plus actual earnings thereon.  Participants are likewise 100% vested in the company’s regular and true-up matching contributions, plus actual earnings thereon, allocated to the participant’s account prior to January 1, 2001 and between January 1, 2002 and June 30, 2003.  A participant’s vested interest in his or her additional matching contribution shall be at all times 100%.

A participant’s vested interest in the regular and true-up matching contributions allocated to his or her account during the 2001 plan year and on and after July 1, 2003 shall be determined in accordance with the following schedule:

Years of Vesting Service	Percentage Vested

Less than 1	0%
1	25%
2	50%
3	100%

                For the above purpose, a “vesting service” shall be computed to the nearest 1/12th of a year treating each calendar month or potion of a calendar month in which a participant is credited continuous service as 1/12th year of vesting service.

Participant Loans – The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the Plan Administrator.  A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period.   The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within ten year-period.  The loans are secured by the balance in the participants account and bear interest at rates that range from 5% and 10.5%, which are commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest repayments are paid ratably through semi-monthly payroll deductions.

Withdrawals and Benefits Paid to Participants – In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount.  If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent.  If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon a reasonably practicable.

The withdrawals and benefits paid to participants were $5,727,309 and $5,006,728 during the years ended December 31, 2006 and 2005, respectively.

Rollover Contributions – Participants may rollover part or all of an eligible rollover distribution participants’ received from a prior employer’s qualified plan.

Forfeited Accounts – Forfeited nonvested accounts will be used to reduce employer contributions and Plan expenses.  The total forfeited nonvested accounts used to reduce employer contributions and administrative expenses were $23,047 and $52,176 during the years ended December 31, 2006 and 2005, respectively.

Administrative Expenses – Administrative expenses, which include legal, accounting and data processing fees, are substantially paid by the company.

Note 2.   Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.   Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its benefit-responsive investment contract which is valued at contract value.  See Note 4.   Quoted market prices are used to value investments.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.   Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Note 3.   Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005:

	2006	2005

Guaranteed Income Fund	$8,325,610	$8,894,864
Large Cap Value/AJO Fund	4,683,886	4,106,855
Symmetricom, Inc. Common Stock	4,232,964	4,642,055
Fdlty Adv Equity Growth	3,911,771	4,077,276
Dryden S&P 500 Index Fund	3,110,633	3,571,169
SSGA Pass Interm Bnd Ind	1,989,953	1,912,029
Other funds individually less than 5% of net assets	13,158,957	10,638,843

	39,413,774	37,843,091

Participant loans	496,534	419,747

Total assets held for investment purposes	$39,910,308	$38,262,838

Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds.  The investment funds are held and managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodians).  The company has no authority on how each fund is managed or invested.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in fair value by $3,284,233 and $481,943 during the years ended December 31, 2006 and 2005, respectively as follows:

	2006	2005

Pooled separate accounts	$3,057,231	$1,117,999
Common stock	227,002	(636,056)

	$3,284,233	$481,943

Note 4.   Investment Contract

The Plan entered into a benefit-responsive investment contract with the Prudential Retirement Insurance and Annuity Company, the Plan’s trustee (custodian).  The Plan trustee (custodian) maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at the contract value, which approximates fair value, as reported to the Plan by the Plan trustee (custodian).  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at its fair market value.

There were no reserves against the contract value for the credit risk of the contract issuer or otherwise.  The average yield or crediting interest rates were approximately 3.15% to 3.55% and 3.05% to 3.15 % during the years ended December 31, 2006 and 2005, respectively.  The crediting interest was based on a formula agreed upon with the issuer by considering projected investment earnings, current interest environment and profit-risk component for the six-month period, among others.  Such interest rates are reviewed every six months for resetting.

Note 5.   Related Party Transactions

Plan assets include certain investments being managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodians).  As the trustee (custodians), Prudential performs administrative functions such as handling contributions and benefit payments.  Accordingly, such transactions are considered related party transactions.  In addition, company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the company.  The aggregate number of shares and fair value of investment in company common stock were 474,548 shares and $4,232,964, and 548,058 shares and $4,642,055 as of December 31, 2006 and 2005, respectively.

Note 6.   Plan Termination

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants will become 100% vested in their accounts.

Note 7.   Income Tax Status

The Plan obtained its latest determination letter dated September 26, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Note 8.   Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.  Other

                The Plan did not pass the 401(k) Actual Deferral Percentage (ADP) test for the plan year ended December 31, 2006.  As an acceptable corrective action plan, the Plan will make a qualified non-elective contribution totaling $5,736 during the plan year ending December 31, 2007.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

Employer Identification Number: 95-1906306

Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Current Value

	Prudential Retirement Insurance and Annuity Company / Prudential Bank & Trust, F.S.B:
*	Guaranteed Income Fund	Annuity contract	$8,325,610
*	Large Cap Value/AJO Fund	Pooled separate account	4,683,886
*	Fdlty Adv Equity Growth	Pooled separate account	3,911,771
*	Dryden S&P 500 Index Fund	Pooled separate account	3,110,633
*	SSGA Pass Interm Bnd Ind	Pooled separate account	1,989,953
*	Openheimer Global Fund	Pooled separate account	1,828,978
*	Retirement Goal 2020 Fund	Pooled separate account	1,717,886
*	Wells Fargo Adv Sm Cap Z	Pooled separate account	1,486,035
*	Mid Cap Value/Well Mgmt	Pooled separate account	1,470,622
*	Fidelity Adv Value Strat	Pooled separate account	1,447,399
*	Turner Mid-Cap Growth Fund	Pooled separate account	1,249,734
*	Retirement Goal 2030 Fund	Pooled separate account	973,279
*	AM Century Intl Growth	Pooled separate account	663,296
*	Templeton Foreign Account	Pooled separate account	633,472
*	Retirement Goal 2010 Fund	Pooled separate account	513,990
*	Janus Account	Pooled separate account	450,369
*	Retirement Goal 2040 Fund	Pooled separate account	335,222
*	SM Cap Growth/Essex	Pooled separate account	224,828
*	Retirement Goal Income Fd	Pooled separate account	163,847
*	Prudential Retirement Brokerage Services	Symmetricom, Inc. Common Stock	4,232,964
	Participant loans	5.00% to 10.50% interest rates	496,534

	Total assets held for investment purposes		$39,910,308

*     Investment managed by party-in-interest to the Plan.

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with this schedule.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm